# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CytoMed Therapeutics Ltd, CIK 0001873093
CUSIP: Y1R80M106
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: #08-22 ONE COMMONWEALTH, 1 COMMONWEALTH LANE, Singapore (U0), 149544
Date of event which requires filing of this statement: 12/16/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001973616

## Reporting persons
- mDR LTD: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 1,307,933; shared voting power 0; sole dispositive power 1,307,933; shared dispositive power 0; aggregate amount beneficially owned 1,307,933 (11.33% of the class)
  Comment: This total is based on (i) 747,414 Ordinary Shares acquired by mDR Limited through subscription of the Issuer's Ordinary Shares between 2021 and 2022 for total consideration of approximately $1,185,449; (ii) 589,509 Ordinary Shares pursuant to the conversion in April 2023 of convertible loan (the "Convertible Loan") issued under the convertible loan agreement, dated December 10, 2019, by and between mDR Limited and CytoMed Therapeutics Pte. Ltd., as amended by supplemental agreements dated December 31, 2021, January 3, 2022 and January 3, 2023 (the "Convertible Loan Agreement"); and (iii) 28,990 Ordinary Shares sold between December 16, 2024 and January 6, 2025. The principal amount of the Convertible Loan was approximately $1,118,735.08 and the 589,509 Ordinary Shares were issued at approximately $1.89774 per share pursuant to the terms of the Convertible Loan. The foregoing consideration amount and price per share are based on an exchange rate of 1.3408 Singapore dollars to one United States dollar.
  
  Based on 11,540,000 of the Issuer's Ordinary Shares outstanding as of April 22, 2024, as disclosed on the Issuer's Annual Report on Form 20-F for the period ended December 31, 2023.

## Item 1. Issuer
Name of issuer: CytoMed Therapeutics Ltd
Address of issuer's principal executive offices: #08-22 ONE COMMONWEALTH 1 COMMONWEALTH LANE U0 149544

## Item 2. Person Filing
Name of person filing: mDR Limited (the "Reporting Person")
Address of principal business office or, if none, residence: 53 Ubi Crescent, Singapore 408594
Citizenship: Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,307,933
Percent of class: 11.33
Sole power to vote or to direct the vote: 1,307,933
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,307,933
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- mDR LTD: /s/ Edward Lee Ewe Ming, Executive Chairman (03/24/2025)